UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

SINOVAC BIOTECH LTD.
(Name of Issuer)
Common Shares
(Title of Class of Securities)
P8696W104
(CUSIP Number)
Andrew Y. Yan
c/o SAIF Advisors Limited,
Suite 2516-2520, Two Pacific Place
88 Queensway
Hong Kong
+852 2918-2200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 31, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	P8696W104

1	NAMES OF REPORTING PERSONS SAIF Partners IV L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		8,156,885 Common Shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		8,156,885 Common Shares

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,156,885 Common Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.97%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
1 Based upon 54,483,904 Common Shares outstanding as of March 31, 2011, as reported by the Issuer in a Form 20-F filed on April 22, 2011.

CUSIP No.	P8696W104

1	NAMES OF REPORTING PERSONS SAIF IV GP, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		8,156,885 Common Shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		8,156,885 Common Shares

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,156,885 Common Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.97%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
2 Based upon 54,483,904 Common Shares outstanding as of March 31, 2011, as reported by the Issuer in a Form 20-F filed on April 22, 2011.

CUSIP No.	P8696W104

1	NAMES OF REPORTING PERSONS SAIF IV GP Capital Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		8,156,885 Common Shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		8,156,885 Common Shares

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,156,885 Common Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.97%[3]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
3 Based upon 54,483,904 Common Shares outstanding as of March 31, 2011, as reported by the Issuer in a Form 20-F filed on April 22, 2011.

Item 1.	Security and Issuer
This statement relates to common shares, par value $0.001 per share (the “Common Shares”), issued by Sinovac Biotech Ltd. (the “Issuer”). The Issuer’s address and principal executive office is No. 39 Shangdi Xi Road, Haidian District, Beijing 100085, People’s Republic of China.

Item 2.	Identity and Background
This statement is being filed on behalf of each of SAIF Partners IV L.P., SAIF IV GP, L.P., and SAIF IV GP Capital Ltd. (collectively, the “SAIF Entities”). The SAIF Entities are organized under the laws of the Cayman Islands. The principal business of SAIF Partners IV L.P. is to make investment in companies based in or having a principal place of business in the Asia-Pacific region, the principal business of SAIF IV GP L.P. and SAIF IV GP Capital Ltd. is to serve as the general partners and advisers of various investment vehicles. The principal office of the SAIF Entities is located at SAIF Advisors Limited; Suite 2516-2520, Two Pacific Place, 88 Queensway; Hong Kong.
SAIF IV GP Capital Ltd. is the sole general partner of SAIF IV GP, L.P., which is the sole general partner of SAIF Partners IV L.P. Andrew Y. Yan is the sole director and shareholder of SAIF IV GP Capital Ltd. Pursuant to Section 13(d) of the Exchange Act, Mr. Yan may be deemed to beneficially own all of the shares held by SAIF Partners IV L.P. in the Issuer. Mr. Yan disclaims such beneficial ownership.
During the last five years, neither the SAIF Entities nor, to the best knowledge of the SAIF Entities, Mr. Yan have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
During the last five years, neither the SAIF Entities nor, to the best knowledge of the SAIF Entities, Mr. Yan have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration
Funds used for the purchase of the Common Shares reported herein were derived from available working capital of SAIF Partners IV L.P.

Item 4.	Purpose of Transaction
The SAIF Entities have reported their prior ownership of equity securities of the Issuer on Schedule 13G pursuant to Rule 13d-1(c). On May 31, 2011, Kenneth Lee, a Principal of SAIF Partners, with which the SAIF Entities are affiliated, was appointed to the Board of Directors of the Issuer and therefore pursuant to Rule 13d-1(e), the SAIF Entities are filing this Schedule 13D.
The SAIF Entities acquired their Common Shares for investment purposes in the ordinary course of their business pursuant to their specified investment objectives.
Except as described herein, the SAIF Entities do not as of the date of this Statement have any specific plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
The SAIF Entities intend to review their holdings in the Issuer on a continuing basis and, depending upon the price and availability of the Issuer securities, subsequent developments affecting the Issuer, the business prospects of the Issuer, general stock market and economic conditions, tax considerations and other factors deemed relevant, may consider increasing or decreasing their investment in the Issuer.

Item 5.	Interest in Securities of the Issuer
(a) Each of the SAIF Entities may be deemed to have beneficial ownership of an aggregate of 8,156,885 Common Shares. Such Common Shares represented approximately 14.97% of the outstanding Common Shares that were deemed to be outstanding for purposes of calculating the beneficial ownership of the SAIF Entities under Section 13(d) of the Act. All percentages of Common Shares beneficially owned described in this statement are based upon 54,483,904 Common Shares outstanding as of March 31, 2011, as reported by the Issuer in a Form 20-F filed on April 22, 2011.
(b) Each of the SAIF Entities may be deemed to exercise sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of an aggregate of 8,156,885 Common Shares.
(c) During the past 60 days, SAIF Partners IV L.P. purchased the following shares:

	Number of Common Shares	Purchase Price per Common Share
Date	Purchased	(US$)
4/6/2011	44,111	3.9786
4/7/2011	38,300	3.9979
4./8/2011	2,174	3.9999
4/11/2011	8,554	3.9835
4/12/2011	43,451	3.9615
4/13/2011	39,366	3.9726
4/14/2011	32,897	3.9642
4/15/2011	6,770	3.9968
4/18/2011	1,800	4.0000
4/19/2011	4,100	4.0000
4/20/2011	23,009	3.9997
4/21/2011	750	4.0000
4/25/2011	15,744	3.9989
4/26/2011	79,203	3.9883
4/27/2011	19,453	3.9856
4/28/2011	62,159	3.9850
4/29/2011	150,853	3.9576
5/2/2011	40,291	3.9955
5/3/2011	55,649	3.9493
5/4/2011	4,883	3.9500
5/5/2011	70,513	3.9856
5/6/2011	9,703	3.9989
5/9/2011	96,346	3.9898
5/10/2011	2,900	3.9952
5/11/2011	26,010	4.0000
5/12/2011	165,548	4.0000
5/13/2011	2,200	3.9995
5/16/2011	22,056	3.9995
5/17/2011	41,313	3.9996
5/18/2011	30,099	3.9985
5/19/2011	8,800	3.9999
5/20/2011	160,155	4.0000
5/23/2011	28,348	3.9998
5/24/2011	600,000	3.9901

To the knowledge of the SAIF Entities, Mr. Yan has not effected any transactions in the Common Shares during the past 60 days.
(d) To the knowledge of the SAIF Entities, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Shares.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
To the best knowledge of the SAIF Entities, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits
1.	Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k) of the Securities Exchange Act of 1934.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 31, 2011	SAIF Partners IV L.P.
	By:	/s/ Andrew Y. Yan
		Name:	Andrew Y. Yan
		Title:	Director of SAIF IV GP Capital Ltd., which is the General Partner of SAIF IV GP, L.P., which is the General Partner of SAIF Partners IV L.P.

SAIF IV GP L.P.
	By:	/s/ Andrew Y. Yan
		Name:	Andrew Y. Yan
		Title:	Director of SAIF IV GP Capital Ltd., which is the General Partner of SAIF IV GP, L.P.

SAIF IV GP Capital Ltd.
	By:	/s/ Andrew Y. Yan
		Name:	Andrew Y. Yan
		Title:	Director of SAIF IV GP Capital Ltd.